EXHIBIT 1

EURO DISNEY S.C.A. Group

Fiscal Year 2005 Results Announcement

SUMMARY CONSOLIDATED BALANCE SHEETS

(€ in millions)	September 2005	September 2004	Change

Tangible and Intangible assets	2,350.8	2,396.3	(45.5)

Financial Assets	11.3	115.3	(104.0)

Cash and Short-term Investments	290.9	131.4	159.5

Other Assets	193.0	174.0	19.0

Deferred Charges	48.1	59.6	(11.5)

Total Assets	2,894.1	2,876.6	17.5

Share Capital and Share Premium	1,481.5	1,246.5	235.0

Accumulated Deficit	(1,185.8)	(1,306.4)	120.6

Shareholders’ Equity (Deficit)	295.7	(59.9)	355.6

Minority Interests	106.3	339.6	(233.3)

Provisions for Risks and Charges	96.9	98.2	(1.3)

Borrowings	1,943.4	2,052.8	(109.4)

Current Liabilities and Deferred Revenues	451.8	445.9	5.9

Total Shareholders’ Equity and Liabilities	2,894.1	2,876.6	17.5